Mail Stop 3010

May 24, 2010

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

      Re: Arbor Realty Trust, Inc.
              Form 10-K for fiscal year ended December 31, 2008
              Filed March 9, 2009
              Schedule 14A
              Filed April 30, 2009
              Form 10-Q for the period ended June 30, 2009
              Filed August 7, 2009
              Form 10-Q for the period ended September 30, 2009
              Filed November 6, 2009
              File No. 1-32136

Dear Mr. Elenio:

      We have completed our review of the above referenced filings and have no further comments at this time.

                                  Sincerely,

                                  Kevin Woody
                                  Accounting Branch Chief